UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0001761055

Issuer: BlackRock ETF Trust

Exchange: NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Address:

100 Bellevue Parkway

Wilmington, Delaware 19809

Telephone number: (800) 441-7762

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of beneficial interest, no par

value (See Exhibit A)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	7 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

SEC 1654 (03-06) Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Pursuant to the requirements of the Securities Exchange Act of 1934, BlackRock ETF Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 20, 2026	By	/s/ Janey Ahn	Secretary
Date		Name	Title

(1)	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares Government Money Market ETF	NYSE Arca, Inc.	33-2469104
iShares Prime Money Market ETF	NYSE Arca, Inc.	33-2449157